82-1173

winzen

~~PROPERTIES~~ INC.
International

INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2005

SUPPL

(Unaudited)

dlw 9/13

FINANCIAL HIGHLIGHTS

FOR THE THREE MONTHS ENDED JUNE 30

		2005		2004		2003
Results from operations						
Total revenues	$	**8,376,344**	$	2,119,625	$	6,702,428
Operating income	$	**1,235,138**	$	156,654	$	922,373
Net income	$	**713,258**	$	40,274	$	499,286
Assets	$	**27,948,953**	$	25,641,578	$	18,295,151

[IN THOUSANDS]



30000
25000
20000
15000
10000
5000
0
05
04
03
Revenue
Operating Income
Assets

MANAGEMENT REPORTS OPERATING INCOME IN THE FIRST QUARTER OF $1,235,138.

Q1 ACHIEVEMENTS

- Winzen's operating income for three months increased to $1,235,138 from $156,654 in the first quarter of 2004.
- Rental operations income decreased slightly to $583,303 from $596,960.
- The Company closed ten units in the *Applewood Orchards* project by the end of the quarter.
- The Company closed five homes in *Silver Brooke.*
- The Company closed 21 townhouses in Phase I at *Millcreek by the Grand* in Cambridge.

CORPORATE PROFILE

Winzen Properties Inc. is a diversified real estate company focused on the development and construction of new homes in the Greater Toronto Area and the ownership and value enhancement of residential and commercial rental properties. The Company's objective is to realize superior financial returns for its shareholders by enhancing the value of its real estate and by making opportunistic investments in rental and development properties.

TO OUR SHAREHOLDERS

Dear Fellow Shareholders:

We are pleased to share with you Winzen's financial and operating results for the three months ended June 30, 2005, a quarter in which the Company closed a total of thirty-six homes; ten in the *Applewood Orchards* project, twenty-one sales in *Millcreek by the Grand*, and five in the *Silver Brooke* project. Construction was underway on the remaining seventeen homes at the *Applewood Orchards* project at the end of the quarter. Due to the timing of closings, only seven homes closed in the first quarter of last year.

As we look to the balance of the year and beyond, we remain focused on developing and owning residential properties in the Greater Toronto Area. Given current market conditions, we continue to focus on selling and completing the construction of current projects -- *Applewood Orchards, Millcreek by the Grand* and the balance of *Silver Brooke*. The Brantford project, *Garden Gate*, is under construction and is expected to be fully underway this fall as the *Applewood Orchards* project is finished and staff relocated. The majority of *Garden Gate* sales will close after the current year end. We anticipate future continued revenue growth in residential construction, as sales and closings are achieved at our existing sites over the next two years. It is expected that the construction of homes will start in Spring 2006 on the Hamilton site and will take three years to sell out. We are now working to launch our Hamilton site for January 2006 with a completed model. In addition, we are working on rezoning at both the Colgan and the Ellicottville properties. Through disciplined asset and capital management, we are committed to increasing our return on capital and maintaining growth in cash flow per share.

Thank you for your continued support.

On behalf of management and the board,

August 30, 2005

(signed)

Brian Zenkovich
Chief Executive Officer

(signed)

Raymond Zenkovich
Chief Operating Officer

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL RESULTS

Winzen continues to deliver a solid financial performance despite unsettled economic conditions. For the three months ended June 30, 2005, cash flow from operations increased to $800,638, compared with $131,654 in 2004. The gain from operations for the three months ended June 30, 2005 was $1,235,138 compared to $156,654 in the prior year.

OPERATIONS

Real Estate Sales

During the quarter, the Company had $7,766,376 in revenue from the sale of properties. Thirty-six homes closed compared to seven closings in the first quarter of 2004. In 2005, the timing of closings resulted in higher first quarter revenue. Due to the irregular scheduling of closing dates and relatively low sales volume, quarters tend to vary from year to year.

Property Development

There was $16.8 million in property development at the end of the quarter. Forty percent of this amount was attributed to the Hamilton property and thirty-four percent to the *Millcreek* development. Ten *Applewood Orchards* units were scheduled to close in the second quarter. There were a further four sales in *Silver Brooke Estates* scheduled to close in the next two quarters. At the *Millcreek by the Grand* 73-unit townhouse development, all phases have now been started and 17 units are scheduled to close in the next two quarters. The 49-unit Brantford townhouse site, *Garden* Gate, is under construction with five sales.

Rental Properties

The Company held $8.7 million in rental properties at the end of June 30, 2005. The *Kennedy Road* property continued to be fully rented during the quarter. At *837 Queenston Road* in Stoney Creek and at 416 The Westway, vacancies were higher compared to the first three months of last year, reducing revenue. The rental market has become more difficult to attract new tenants on turnover. Due to low interest rates, many tenants are now buying new homes, reducing apartment demand.

FORWARD-LOOKING STATEMENTS

In various places in the Management's Discussion and Analysis there are forward-looking statements reflecting management's current expectations regarding future economic conditions, results of operations, financial performance and other matters affecting the Company. Forward-looking statements include information regarding possible or assumed future results or transactions as well as statements preceded by, followed by or that include the words "believes", "expects", "anticipates", "estimates", "intends" or similar expressions. Important factors, in addition to those discussed in this document, could cause those results to differ materially from those expressed in any forward-looking statements.

CONSOLIDATED BALANCE SHEET

As at		June 30 2005 [unaudited]		March 31 2005 [audited]
Assets				
Rental properties	$	8,738,788	$	8,820,448
Properties held for development and resale		16,829,945		19,404,757
Investment in Ville de Longueuil properties		414,659		414,659
Cash and cash equivalents		717,817		147,525
Marketable securities		122,995		122,995
Receivables and other assets		1,124,750		801,096
	$	27,948,954	$	29,711,480
Liabilities				
Property financing	$	8,543,235	$	8,620,635
Construction financing		7,520,088		11,232,594
Accounts payable and accrued liabilities		2,581,807		1,568,590
Income taxes payable		451,243		571,243
Purchasers' deposits		145,975		313,500
Loans payable		869,719		281,289
Future income taxes		451,000		451,000
	$	20,563,067	$	23,038,851
Shareholders' equity				
Share capital	$	2,227,454	$	2,227,454
Retained earnings		5,158,433		4,445,175
	$	7,385,887	$	6,672,629
	$	27,948,954	$	29,711,480

CONSOLIDATED STATEMENT OF EARNINGS

[UNAUDITED]
FOR THE THREE MONTHS ENDED JUNE 30

		3 Months 2005		3 Months 2004
Revenue				
Real estate sales	$	7,766,376	$	1,489,229
Rental operations		583,303		596,960
Property management		20,998		21,232
Interest and other		5,667		12,204
	$	8,376,344	$	2,119,625
Expenses				
Cost of real estate sales	$	6,431,753	$	1,238,080
Rental operations		390,404		427,725
Administrative and general		287,996		265,951
Selling and operating		31,053		29,246
Other interest		-		1,969
	$	7,141,206	$	1,962,971
Operating income	$	1,235,138	$	156,654
Amortization of rental properties and other capital assets		87,380		91,380
Income before income taxes		1,147,758		65,274
Provision for current income taxes		434,500		25,000
Provision for income taxes		434,500		25,000
Net income		713,258		40,274
Retained earnings, beginning of period		4,445,175		3,482,494
Retained earnings, end of period	$	5,158,433	$	3,522,768
Net income per share	$	0.07	$	0.00
Common shares outstanding		9,644,100		9,644,100

CONSOLIDATED STATEMENT OF CASH FLOWS

[UNAUDITED]
FOR THE THREE MONTHS ENDED JUNE 30

	3 Months 2005	3 Months 2004
Cash flow from operating activities		
Net income	$ 713,258	$ 40,274
Items not affecting cash		
Amortization of rental properties	87,380	91,380
Funds from operations	800,638	131,654
Change in non-cash operating working capital items		
Accounts receivable	(387,018)	(105,023)
Other assets	62,616	(26,702)
Purchasers' deposits	(167,525)	491,362
Deposits on property	(500)	(10,250)
Recovery of costs from sale of properties held for development and resale	6,431,753	1,238,079
Additions to properties held for development and resale	(3,856,939)	(4,672,650)
Income tax payable	(120,000)	25,000
Accounts payable	1,013,217	473,777
	2,975,604	(2,586,407)
	3,776,242	(2,454,753)
Cash flow from investing activities		
Reductions to rental properties	(5,720)	(2,640)
Repayment of mortgages receivable	1,248	-
Net proceeds from marketable securities	-	352
	(4,472)	(2,288)
Cash flow from financing activities		
Proceeds from new property financing	-	2,588,746
Repayment of property financing	(77,400)	418,018
Repayment of construction financing	(3,712,508)	(299,136)
Proceeds from loans payable	869,719	-
Repayment of bank indebtedness	(281,289)	-
	(3,201,478)	2,707,628
Increase in cash during the period	570,292	250,587
Cash and cash equivalents, beginning of period	147,525	437,738
Cash and cash equivalents, end of period	$ 717,817	$ 688,325
Funds from operations per share	$ 0.08	$ 0.01

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2005

1 BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ["GAAP"] and Canadian Institute of Public Real Estate Companies ["CIPREC"] and are consistent with those used in the audited consolidated financial statements as at and for the year ended March 31, 2005.

2 SHARE CAPITAL

	June 30, 2005	
Common Shares outstanding	Number	Amount
	9,644,100	$2,227,454

3 EARNINGS PER SHARE CALCULATION

The earnings per share calculation as shown on the income statement is full[illegible] there are no options outstanding.

4 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the curren[illegible] presentation.

CORPORATE INFORMATION

SHAREHOLDER INQUIRIES

Winzen welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations and financial results can be directed to Brian Zenkovich, Chief Executive Officer at (416) 253-5900 or via e-mail at winzen@winzen.on.ca.

Shareholder questions relating to address changes, stocks, transfers, registered shareholdings or lost certificates should be directed to the Company's Registrar and Transfer Agent:

[illegible]hare Investor Services Inc.

[illegible]

[illegible] WZI
[illegible]ange: The TSX Venture Exchange (TSX)
[illegible]r End: March 31

[illegible]ties Inc.
30 Algie Avenue
Toronto, Ontario
M8Z 5J8

Tel: (416) 253-5900
Fax: (416) 253-1102
E-mail: winzen@winzen.on.ca
Website: www.winzen.on.ca